

May 8, 2012

Via E-mail
Mr. Paul Williams
Chief Executive Officer
Eagle Ford Oil & Gas Corp.
2951 Marina Bay Drive, Suite 130-369
League City, Texas 77573

   Re: **Eagle Ford Oil & Gas Corp.**
      Form 8-K
      Filed April 17, 2012
      File No. 000-51656

Dear Mr. Williams:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Ethan Horowitz

           Ethan Horowitz
           Branch Chief